UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

BRISTOL ACQUISITION COMPANY INC.

(Offeror)

a wholly owned subsidiary of

COLLEGIUM PHARMACEUTICAL, INC.

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

09060J106

(CUSIP Number of Class of Securities)

Joseph Ciaffoni

President and Chief Executive Officer Collegium Pharmaceutical, Inc.

100 Technology Center Drive, Suite 300

Stoughton, Massachusetts 02072

(781) 713-3699

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jennifer L. Porter, Esq.	Shirley R. Kuhlmann, Esq.
Troutman Pepper Hamilton Sanders LLP	Executive Vice President and
3000 Two Logan Square	General Counsel
Eighteenth and Arch Streets	100 Technology Center Drive, Suite 300
Philadelphia, PA 19103	Stoughton, MA 02072
(215) 981-4000	(781) 713-3699

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 18, 2022 (as amended, the “Schedule TO”) and relates to the tender offer by Bristol Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Collegium Pharmaceutical, Inc. (“Collegium”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioDelivery Sciences International, Inc., a Delaware corporation (“BDSI”), at an offer price of $5.60 per Share, in cash, subject to applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by replacing the information under the heading “Litigation” on page 56 of the Offer to Purchase with the following:

On February 25, 2022, in connection with the Transactions, a purported individual stockholder of BDSI filed a complaint in the United States District Court for the Southern District of New York, captioned Stein v. BioDelivery Sciences International, Inc., et al., No. 1:22-cv-01600, naming as defendants BDSI and each member of BDSI’s Board as of the date of the Merger Agreement (“Stein”). On February 28, 2022, two additional cases were filed by purported individual stockholders of BDSI in the same court, captioned Sanford v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01676 (“Sanford”), and Higley v. BioDelivery Sciences International, Inc., et al., No. 1:22-cv-01658 (“Higley”). On March 2, 2022 and March 5, 2022, two additional cases were filed by purported individual stockholders of BDSI in the United States District Court for the Eastern District of New York, captioned Justice II v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01145 (“Justice”) and Zomber v. BioDelivery Sciences International, Inc., et al., 1:22-cv-01220 (“Zomber”). The Stein, Sanford, Higley, Justice, Zomber cases and any similar subsequently filed cases involving BDSI, the BDSI Board or any committee thereof and/or any of BDSI’s directors or officers relating directly or indirectly to the Merger Agreement, the Transactions or any related transaction, are referred to as the “Transaction Litigations.”

The Transaction Litigations filed to date generally allege that the Schedule 14D-9 filed by BDSI with the SEC on February 18, 2022 in connection with the Transactions (the “Schedule 14D-9”) is materially incomplete and misleading by allegedly failing to disclose purportedly material information relating to the sale process leading to the Transactions, BDSI’s financial projections, and the analyses performed by Moelis & Company LLC in connection with the Transactions. The Transaction Litigations assert violations of Section 14(e) of the Exchange Act and violations of Section 20(a) of the Exchange Act against BDSI’s Board. Additionally, the Stein, Higley, Justice and Zomber complaints assert violations of Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Transaction Litigations seek, among other things: an injunction enjoining consummation of the Transactions, rescission of the Merger Agreement, a declaration that BDSI and the BDSI Board violated Sections 14(e) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, damages, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees and expenses, and any other relief the court may deem just and proper.

In addition, on February 24, 2022, February 28, 2022 and March 7, 2022, BDSI received demand letters from three purported stockholders of BDSI seeking to inspect certain books and records of BDSI related to the Merger (collectively, the “Inspection Letters”). On March 4, 2022, March 9, 2022 and March 11, 2022, BDSI received demand letters from four purported stockholders of BDSI alleging that the Schedule 14D- 9 omits purportedly material information relating to the Transactions (collectively, the “Demand Letters”).

While BDSI believes that the Transaction Litigations, Inspection Letters and Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law, solely in order to avoid the expense and distraction of litigation, BDSI determined voluntarily to supplement the Schedule 14D-9 with the supplemental disclosures included in the amendment to the Schedule 14D-9 filed by BDSI on March 11, 2022.

In addition, the information set forth in the Offer to Purchase under Section 15 — “Conditions to the Offer” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by replacing the first paragraph under the heading “The Confidentiality Agreement” on page 48 of the Offer to Purchase with the following:

On December 29, 2021, BDSI and Collegium entered into a mutual confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, each party agreed, among other things, to keep certain non-public information concerning the other confidential (subject to certain exceptions) for a period of five years from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, each party is also subject to a non-solicitation covenant and certain voting and standstill restrictions for one year with respect to the securities of the other party, but the Confidentiality Agreement included a fall-away provision upon the entry or public announcement of certain acquisition transactions.

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 18, 2022*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary of Newspaper Advertisement, as published in The Wall Street Journal on February 18, 2022*

(a)(5)(A)	Joint Press Release issued by Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc. on February 14, 2022 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(a)(5)(B)	Investor Presentation of Collegium Pharmaceutical, Inc., dated February 14, 2022 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(b)	Debt Commitment Letter, dated February 14, 2022, by and between Collegium Pharmaceutical, Inc. and Pharmakon Advisors, L.P.*

(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2022, by and among Collegium Pharmaceutical, Inc., Bristol Acquisition Company Inc., and BioDelivery Sciences International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(d)(3)	Form of Tender and Support Agreement, dated as of February 14, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Collegium Pharmaceutical, Inc. on February 14, 2022).

(d)(4)	Confidentiality Agreement, dated as of December 29, 2021 by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*

(d)(5)	Exclusivity Agreement, dated as of February 4, 2022, by and between Collegium Pharmaceutical, Inc. and BioDelivery Sciences International, Inc.*

(g)	Not applicable.

(h)	Not applicable.

107	Fee Filing Table (incorporated by reference to Amendment No. 1 to Schedule TO filed on February 18, 2022).

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRISTOL ACQUISITION COMPANY INC.

By	/s/ Joseph Ciaffoni
Name: Joseph Ciaffoni
Title: President and Chief Executive Officer
Date: March 11, 2022

COLLEGIUM PHARMACEUTICAL, INC.

By	/s/ Shirley Kuhlmann
Name: Shirley Kuhlmann
Title: EVP, General Counsel and Secretary
Date: March 11, 2022